FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, November 4th, 2020.

To

Brazilian Securities and Exchange Commission – “CVM”

Superintendence of Relations with Companies – SEP

Companies Monitoring Department (Gerência de Acompanhamento de Empresas 2)

At.:       Mr. Fernando Soares Vieira

Mr. Fernando D’Ambros Lucchesi

Ref.: Official Letter No. 227/2020/CVM/SEP/GEA-2 (“Official Letter”)

Dear Sirs,

We make reference to the content of the abovementioned Official Letter, regarding the news published in the paper “Valor Econômico” on 10/30/2020, under the heading “GPA will sell more than R$500 million in assets”, whose content, as requested in the Official Letter, is transcribed below:

Official Letter No. 227/2020/CVM/SEP/GEA-2

Rio de Janeiro, November 3, 2020.

To

Mr. Christophe José Hidalgo

Investor Relations Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Tel.: (11) 3886-0533

E-mail: gpa.ri@gpabr.com

C/C: emissores@b3.com.br; ana.pereira@b3.com.br; carolina.almeida@b3.com.br

Subject: Request of clarifications

Dear Officer,

1.       We refer to the news published in the paper “Valor Econômico” on 10/30/2020, under the heading “GPA will sell more than R$500 million in assets”, which included the following information:

GPA will sell more than R$500 million in assets

Adriana Mattos

Among the work fronts of Grupo Pão de Açúcar, two are expected to evolve further in the coming months: the spin-off process and listing of Assaí on B3 and the sale of more of the group assets in Brazil, which may reach R$ 500 million.

Parallel to this, the company will accelerate the hypermarket revitalization plan, and announced the launch of its marketplace (virtual shopping mall) in November.

These points were addressed yesterday by the group in a conference call with analysts, after the disclosure of the results of the third quarter, positively evaluated by analysts.

Regarding the separation of the Atacarejo arm, announced in September, Ronaldo Iabrudi, co-chairman of the board of directors, said that the group “is working with banks to have a vision of the business plan of Assaí and Multivarejo [Extra e Pão de Açúcar], in order to have a proposal for the separation of assets and debts”. The idea is to present this to the market at the end of the year.

Credit Suisse's recent report analyzes the multiples between revenue and market value of network competitors and assesses that Assaí could have a market value of R$ 17 billion - GPA, including Assaí, closed yesterday's trading session at B3 almost with that worth. "Anyway, I want to make it clear that this [the split] will not impact the investment capacity of Assaí or Multivarejo", said Iabrudi. Assaí will be listed on B3's Novo Mercado and on the New York Stock Exchange (Nyse). The registration request is already with the Brazilian Securities and Exchange Commission (CVM).

Regarding the sale of GPA assets, Vice President of Finance Christophe Hidalgo said that the company is working to close the sale of new mature assets in Brazil in two to six months, in an operation that could reach half a billion of reais. This year, the company has sold 39 stores for almost R$1.2 billion to the TRX management company. The proceeds are being used to reduce indebtedness.

This analysis involves business in Colombia, where the Éxito group (controlled by GPA) is located, and GPA's part in the online operation of CDiscount, that is also part of the Casino group, which owns Grupo Pão de Açúcar.

GPA reported that the arrival of its marketplace in November will occur with more than 100 sellers on the platform. The goal is to rival the great leaders of this online selling market, said Jorge Faiçal, president of the retail arm. B2W has been in the industry for seven years and has around 50 thousand salespeople. Magazine Luiza has 20 thousand.

Regarding the third quarter results, published on Wednesday night, analysts from Goldman Sachs, BTG Pactual and Safra highlighted the margin gains and the acceleration in sales, although at a slower pace than that shown by Carrefour in physical stores, especially in wholesale and hypermarkets. In online sales, Grupo Pão de Açúcar grew 240% and Carrefour 202%.

GPA had a net profit of R$ 428 million in the third quarter, up 179%. Net revenue in Brazil rose 18%, to R$ 15.9 billion.

2. Regarding the excerpts highlighted above, we require your manifestation about the veracity of the information contained in the news, and, if affirmative, we request additional manifestation about the subject, as well as the reasons why you considered it not to be the subject of a notice of material fact, pursuant to CVM Rule 358/02. We also request that the Company inform in which documents filed in the IPE Module of the Empresas.NET System are the information highlighted in the article.

3.       Such manifestation shall include a copy of this Official Letter and be sent via IPE System, category “Notice to the Market”, type “Clarifications on CVM/B3 consultations”. Compliance with this request for manifestation by means of a notice to the market does not exempt the possible determination of responsibility for non-disclosure of material fact in due time, pursuant to the terms of CVM Rule 358/02.

4.        We emphasize that, under the terms of Art. 3 of CVM Rule 358/02, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted, any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

5.       We also recall the obligation set forth in the sole paragraph of Art. 4 of CVM Rule No. 358/02, to inquire the Company’s managers and controlling shareholders, as well as any other person with access to relevant acts or facts, in order to determine whether they would have knowledge of information that should be disclosed to the market in order to determine whether they would have knowledge of information that should be disclosed to the market.

6.       According to the Superintendence of Relations with Companies (SEP), we warn that it will be up to this administrative authority, in the use of its legal attributions and, based on item II, of Article 9, of Law No. 6,385/76, and Articles 7 and 9 of CVM Rule 452/07, to determine the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failing to comply with this Official Letter until November 4, 2020.

Regards,

Document electronically signed by Fernando D'Ambros Lucchesi, Substitute Manager, on 11/03/2020, 12:40 PM, pursuant to Art. 6º, § 1º, of the Decree No. 8.539, of October 8, 2015.

In relation to the highlights in the Official Letter, the Company clarifies that, on December 11, 2019, it held the GPA DAY 2019, which presentation was filed in the IPE Module of the Empresas.NET System in the category Notice to the Market, in the type “Presentations to market analysts / agents”. As per slide 85 of this presentation, the Company reported the existence of opportunities for asset monetization (land and buildings with book value of R$ 3.3 billion and a 34% stake in the subsidiary Cdiscount).

In all earnings conference calls held since then, as filed in the IPE Module of the Empresas.NET System in the category Notice to the Market, in the type “Presentations to analysts / market agents” on February 20, 2020 (slide 4), 14 May 2020 (slide 17), July 30, 2020 (slide 16) and October 29, 2020 (slide 12), the latter being the earnings conference call mentioned in the news, the asset monetization program has always been mentioned.

On March 5, 2020, in line with the monetization strategy, the Company disclosed a relevant fact about the signing of a commitment to purchase and sell several properties and kept the market informed about its evolution. In the material fact disclosed on June 29, 2020 regarding the conclusion of the sale of these properties, the Company returned to address the asset monetization plan, as follows:

Thus, Companhia Brasileira de Distribuição (“GPA”), takes an important step in its asset monetization plan, with a total of R$ 1.862 billion of monetized assets, of which R$ 1.130 billion has already been received by GPA and R$ 732 million receivable (R$ 707 million expected until the end of August 2020). This result is in line with what was announced on December 11, 2019, on “GPA Day”, about the opportunities for monetization of mature and “non-core” assets. These sales are intended to contribute to the reduction of GPA leverage and to the financing of the Company's profitable growth opportunities, notably the Assaí banner's rapid expansion plan.

Thus, the information about the sale of mature assets presented in the third quarter of 2020 earnings conference call is in line with the previous disclosures made by the Company, and the Company does not currently have information about the sale of specific assets that could be characterized as a new material fact, in the form of the applicable regulation.

The Company will make the appropriate disclosures in case the ongoing negotiations, within the scope of the asset monetization program, become binding, as it did on March 5, 2020 when it signed the commitment to purchase and sell properties owned by it.

In view of the foregoing, believing that it has clarified the inquiries presented in the Official Letter, the Company reiterates its commitment to the adequate disclosure of information to the market and makes itself available to this commission to provide any additional clarification that may be deem necessary.

CHRISTOPHE JOSÉ HIDALGO

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 4, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.